SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

     This report consists of a copy of the public announcement in Hong Kong which is required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0866)

MAJOR TRANSACTION
EXECUTION OF A CONDITIONAL SUPPLY CONTRACT
AND CONDITIONAL FACILITY AGREEMENT

The Board is pleased to announce that on 13 May 2004, Mandarin, a wholly-owned subsidiary of the Company, entered into a conditional Supply Contract and conditional Facility Agreement with HTIC in respect of the supply, on a turnkey basis, of its third generation mobile telecommunication network, and the provision of long-term financing in relation thereto. The conditional Supply Contract and conditional Facility Agreement were entered into pursuant to the Heads of Agreement between Mandarin and Huawei dated 6 December 2003 referred to in the Initial Announcement.

A circular containing, amongst other things, details of the transaction and a notice of the EGM will be dispatched to the Shareholders within 21 days after the date of publication of this announcement.

The Board wishes to announce that pursuant to the Heads of Agreement entered into between Mandarin and Huawei on 6 December 2003 referred to in the Initial Announcement, the detailed terms of the Supply Contract and the Facility Agreement have been finalised, and Mandarin has entered into a conditional Supply Contract and a conditional Facility Agreement with HTIC, a subsidiary of Huawei incorporated in Hong Kong. In light of the value of the Supply Contract, the transactions provided for in the Supply Contract and Facility Agreements constitute a major transaction for the Company.

The Contractor was chosen by Mandarin through a rigorous selection process with five invited international suppliers, that focused on technical capabilities, pricing and financing. The Board considers the technical capabilities and pricing for equipment and services to be delivered pursuant to the Supply Contract (which was negotiated on an arms length basis) to be competitive with available alternatives.

Save for its shareholding in the Company referred to below, HTIC is an independent third party not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates.

SUPPLY CONTRACT

The Supply Contract reflects the principal terms set out in the Heads of Agreement, with HTIC as the designated contractor. The Supply Contract is tied to the Facility Agreement and neither will become effective until the conditions precedent to the Facility Agreement, including those referred to below, are fulfilled.

Scope of Contract

Under the Supply Contract, the Contractor agrees to design, construct, manufacture, sell, supply and deliver to Mandarin equipment and services for the establishment, installation, implementation and commissioning of the 3G Network on a turnkey basis.

The term of the Supply Contract is three (3) years.

The Contractor’s principal obligations under the Supply Contract include:

(a)	designing, manufacturing, delivering, installing and implementing the equipment and services;

(b)	fully integrating the existing network with the 3G Network;

(c)	ensuring full interoperability between the existing network and the 3G Network;

(d)	providing maintenance services during agreed warranty periods;

(e)	ensuring the 3G Network and systems comprised therein performed to agreed minimum performance criteria.

Conditions Precedent

The Supply Contract will not come into effect until the following conditions have been satisfied:

(a)	approval of the Board of Directors of each of HTIC and Mandarin to the terms of the Supply Contract;

(b)	a resolution of the shareholders of the Company has been duly passed approving the entering into of the Supply Contract and the Facility Agreement;

(c)	the Facility Agreement has been executed, is effective with the Facilities being available to Mandarin for drawdown.

Contract Price

The Contract Price is HK$859,000,000. This price will remain unchanged during the term but Mandarin has flexibility to change the equipment supplied and services rendered (within the scope of the Contract) and timing of delivery of equipment and services if desired. The Supply Contract aims to give Mandarin maximum flexibility to purchase and install the most technologically advance equipment available. Payment for all equipment and services provided under the Supply Contract will be satisfied by drawdown of the Equipment Supply Facility under the Facility Agreement.

FACILITY AGREEMENT

The Facility Agreement is between HTIC, Mandarin and the Company and comprises:

(a)	a HK$859,000,000 Equipment Supply Facility;

(b)	a HK$500,000,000 General Facility; and

(c)	a 3G Performance Bond Facility.

The Equipment Supply Facility is a 7.5 year term loan facility in an aggregate amount equal to the amounts payable by Mandarin under the Supply Contract.

As contemplated in the Initial Announcement, the General Facility is a term loan facility in an amount of HK$500,000,000 to be used for the purposes of repaying all principal and interest on the interim loan referred to in the Initial Announcement as the New Loan. The term of the General Facility is 2.5 years from the date of drawdown of the original loan.

The 3G Performance Bond Facility is a facility for the issuance of certain performance bonds required by OFTA under the terms of the 3G Licence to be issued to OFTA in the years 2004 — 2010 inclusive.

Conditions Precedent

The Facility Agreement is conditional upon, and shall not become effective until the following conditions have been satisfied:

(a)	the Supply Contract has been duly executed and is effective;

(b)	a resolution of the shareholders of the Company has been duly passed approving the entering into of the Supply Contract and the Facility Agreement.

Security

As security for the provision of loans and issuance of Performance Bonds under the Facility Agreement, HTIC is granted a security package, standard for similar project financing arrangements the principal elements of which are:

(a)	a charge over all the assets, revenues and shares of eight principal wholly-owned subsidiaries of the Company, including Mandarin;

(b)	to the extent permitted by OFTA a charge over the 2G Licence and 3G Licence issued by OFTA to Mandarin and SUNDAY 3G;

(c)	assignment of Mandarin’s rights under the Supply Contract; and

(d)	a guarantee by the Company of the performance by Mandarin of its obligations under the Facility Agreement.

HTIC also benefits from representations, financial covenants and general covenants, customary to transactions of this nature.

REASONS AND BENEFITS OF THE TRANSACTIONS

The Company currently provides mobile telecommunication services pursuant to the 2G licence. In September 2001, the Company, through a wholly-owned subsidiary, SUNDAY 3G, successfully bid for a 3G licence at an auction held by OFTA and was awarded the 3G Licence in October 2001.

The Board considers that implementation and operation of a successful 3G Network will be integral to the long term success of the Company. The Supply Contract provides for a turnkey solution to the installation, integration and commissioning of the 3G Network. It also establishes a close relationship between the Company and Huawei, a company based in Shenzhen China with sales in 2003 of more than US$3.8 billion. The Board understands that Huawei has one of the largest research and development establishments of any network equipment manufacturer in the world, including 3,500 engineers working specifically on 3G projects. In view of its base in Shenzhen, the Company and Huawei have already established a very close working relationship on technology development and product innovation, which is expected to continue during the term of the Supply Contract, giving the Company an efficient channel in developing desirable 3G services and bringing them to market quickly.

The Board considers that the terms of the Supply Contract and the Facility Agreement, and of the transaction comprised therein, are fair and reasonable and in the interests of the shareholders of the Company as a whole.

GENERAL

Pursuant to Chapter 14 of the Listing Rules, entering into the Supply Contract (the “Transaction”) constitutes a major transaction and is subject to, among other things, the approval of the Shareholders.

Distacom Communications Limited (holding 46.2% of the issued share capital of the Company) and USI Holdings Limited (holding 13.7% of the issued share capital of the Company) have informed the Company of their intention to vote in favour of the Transaction. Therefore, shareholders holding 59.9% of shares in issue have confirmed they will vote in favour of the Transaction at the EGM. HTIC (holding 7.1% of the issued share capital of the Company) being a party to the Supply Contract and the Facility Agreement and therefore interested in the Transaction, HTIC and its associates are required to abstain from voting at the EGM.

A circular containing, amongst other things, details of the Transaction and a notice of the EGM will be dispatched to the Shareholders within 21 days after the date of publication of this announcement.

By order of the Board
SUNDAY COMMUNICATIONS LIMITED
Janet Ching Man Fung
Company Secretary

Hong Kong, 13 May 2004

As at the date of this Announcement, the Board comprises:

Executive Directors
Richard John Siemens, Co-Chairman
Edward Wai Sun Cheng, Co-Chairman
William Bruce Hicks, Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung

Non-Executive Directors
Kenneth Michael Katz
Simon Murray
Hongqing Zheng

Independent Non-Executive Directors
John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

DEFINITIONS:

“2G Licence”	Licence No.061 issued to Mandarin by OFTA dated 30 September 1996;

“3G Licence”	Licence No.080 issued to SUNDAY 3G by OFTA on 22 October 2001;

“3G Network”	the telecommunications network to be built by Mandarin, and operated under the mobile carrier licence granted to SUNDAY 3G;

“Board”	the board of directors of the Company;

“Company”	SUNDAY Communications Limited;

“EGM”	an extraordinary general meeting of the Company to be convened for approving the Supply Contract and the Facility Agreement;

“Facility Agreement”	the agreement between HTIC, Mandarin and the Company entered into on 13 May 2004 relating to (inter alia) the financing for the 3G Network;

“Facility Heads of Agreement”	the Heads of Agreement dated 6 December 2003 relating to the Facility Agreements;

“Heads of Agreement”	the Supply Heads of Agreement and the Facility Heads of Agreement;

“HTIC” and “Contractor”	Huawei Tech. Investment Co., Limited, a subsidiary of Huawei;

“Huawei”	Huawei Technologies Co., Ltd.;

“Initial Announcement”	the announcement by the Company relating to execution of the Heads of Agreement dated 17 December 2003;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“Mandarin”	Mandarin Communications Limited, a wholly-owned subsidiary of the Company;

“OFTA”	Office of the Telecommunications Authority;

“Shareholders”	the shareholders of the Company from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Supply Contract”	the agreement between Mandarin and HTIC entered into on 13 May 2004 relating to the supply of the 3G Network on a turnkey basis;

“Supply Heads of Agreement”	the Heads of Agreement dated 6 December 2003 relating to the Supply Contract;

“SUNDAY 3G”	SUNDAY 3G (Hong Kong) Limited, a wholly-owned subsidiary of Mandarin.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited
By:	/s/ Janet Ching Man Fung
	Name:	Janet Ching Man Fung
	Title:	Company Secretary

Date: May 17, 2004